

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2011

Via E-mail

Mr. Frank D. Martell
Chief Financial Officer
CoreLogic, Inc.
4 First American Way
Santa Ana, CA 92707-5913

> **Re:** **CoreLogic, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed March 14, 2011**
> **Form 8-K filed on May 5, 2011**
> **Form 10-Q for the Quarterly Period ended September 30, 2011**
> **Filed November 4, 2011**
> **File No. 001-13585**

Dear Mr. Martell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you submitted a request for confidential treatment. Any comments that we issue on your confidential treatment request must be resolved before you receive a Completion of Review letter on your Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2010

Item 1A. Risk Factors

1. We are dependent…, page 14

2.   According to your risk factor disclosure, you rely extensively on data from third-party suppliers. Please tell us and confirm that you will disclose in future filings the nature of any material arrangements with third-party data suppliers. Please advise of the consideration given to filing these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Item 6. Selected Financial Data, page 27

3.   We note that the total assets line item includes discontinued operations. In light of the significant impact of the Separation in June 2010, tell us how you considered quantifying the impact of the Separation on your total assets for each of the fiscal years presented. Refer to paragraph 2 of the instructions of Item 301 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue recognition, page 31

4.   We note your discussion of your various products and services beginning on page 4. Your current revenue recognition policy disclosures do not appear to fully disclose how you recognize revenue for each of your products and services. In this regard, we note your first sentence that most of your products are recognized at the time of delivery or performance of service. Please tell us how you considered providing disclosure of the other three criteria of revenue recognition under SAB 104, as well as how the four criteria specifically relate to each of your products and services. In your response, please also tell us your considerations of identifying the specific services recognized under the subscription method and those products and services recognized under other methods. Also tell us in greater detail about the tax service fee revenue and the impact of this revenue to your total revenue in each of the past three years.

Results of Operations

Business and Information Services, page 35

5.   We note your presentation of EBITDA on pages 35, 38, and 40. Please tell us your considerations of providing related disclosures for this non-GAAP measure. Refer to Item 10(e) of Regulation S-K and Question 103.02 of our Compliance and Disclosure Interpretations relating to non-GAAP financial measures.

6.   In certain instances, your discussion of the results of operations does not quantify sources of material changes. For example, on page 36, your disclosures identify a decrease of $31.6 million in 2010 compared to 2009 in your mortgage origination services group operating revenues. Your disclosures only quantify that acquisition activity contributed $21.2 million in 2010. As such, it would appear that existing business revenue decreased $52.8 million in 2010 compared to 2009. Your current disclosures do not appear to quantify this significant decrease. In addition, we note your disclosure under external cost of revenues on page 36 for your mortgage origination services group, that it decreased $5.6 million in 2010 compared to 2009, and you disclose that acquisition activity generated external cost of revenues of $13.2 million in 2010. In this case, it appears your disclosures are quantifying an increase, yet the cost of revenues decreased year over year. Also, please note that prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please tell us how you considered quantifying the sources of material changes and offsetting factors. Similar concerns apply to your results of operations disclosures provided in your subsequent Forms 10-Q filed in 2011.

Liquidity and Capital Resources, page 43

7.   We note you disclose on page 45 that you were in compliance with the financial covenants of your loan agreements. In light of your significant debt balance, indicate your consideration of expanding these disclosures to include the material terms of the various loans outstanding (e.g., material actual ratios/actual amounts) rather than a general statement that you are in compliance with the financial covenants. In addition, please expand your future filings to discuss the potential consequences of not complying with or being able to amend debt covenants in the future. Describe your consideration of disclosing and analyzing factors that could reasonably likely result in non-compliance with these covenants. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Financial Statements

Consolidated Statement of Operations, page 51

8.   Tell us your consideration of presenting the salaries and benefits as cost of revenues and/or general and administrative expenses in order to present its function. See Rule 5-03 of Regulation S-X. Please advise.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

Cash equivalents, page 57

9.   We note your disclosure that escrow deposits administered by you are not included in your balance sheets. We also note your disclosure that you could be held contingently liable for the incorrect disposition of these assets. Please tell us in greater detail how you determined that these escrow balances should not be included in your balance sheets. In your response, tell us more about the nature of this business service and if you receive the interest income related to these escrow accounts. Further, indicate your obligation in the event that these assets loss value. Cite the accounting literature that supports your accounting.

Capitalized data and database development costs, net, page 59

10.   Your disclosure indicates that you have made no provision for depreciation or amortization for your flood zone certification database. Please tell us in greater detail how you determined that this database qualifies as an indefinite life asset. In this regard, provide a detailed analysis of the factors that supports your conclusion, including your consideration of a competitor's ability to develop a similar database and the ease or difficulty for this to occur.

Note 22. Unaudited Quarterly Financial Data, page 90

11.   Revise future filings to disclose either the cost of revenues or gross profits for each quarterly financial data. See SAB Topic 6G1(a) –Question 2.

Form 8-K filed on May 5, 2011

12.   We believe the non-GAAP operating statement columnar format presented on page 12 through 28 in Exhibit 99.1 of your Form 8-K filed on May 5, 2011 appears to convey undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations

available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K or Regulation G. Similar concerns apply to your non-GAAP operating statement columnar format appearing in Exhibit 99.1 of your Form 8-K's filed on February 24, 2011, August 4, 2011, and November 3, 2011.

13.   We refer you to your non-GAAP tables appearing on pages 12 through 28 in Exhibit 99.1 of your Form 8-K filed on May 5, 2011. Please tell us your basis of including the adjustments in the "1Q11 Adjustments" column and "1Q11 Reclass. of Equity in Earnings of Affiliates." In your response, tell us why you believe including equity method earnings as your revenue is proper. Similar concerns apply to your non-GAAP operating statement columnar format appearing in Exhibit 99.1 of your Form 8-K's filed on February 24, 2011, August 4, 2011, and November 3, 2011.

14.   Notwithstanding the comments above, if you continue to believe your current presentations on pages 11 through 28 are acceptable, please tell us your considerations of clearly identifying each of these tables as being "non-GAAP". Similar concerns apply to the tables included in Exhibit 99.1 of your Form 8-K's filed on February 24, 2011, August 4, 2011, and November 3, 2011.

Form 10-Q for the Quarterly Period ended September 30, 2011

Note 4 – Goodwill, page 14

15.   We note that your operating revenue and income from operations decreased in 2010 from 2009 for your Business and Information Services as disclosed on page 35 of your Form 10-K. Your disclosure on page 36 of your Form 10-K indicates that the decline in 2010 revenue in your mortgage origination services group is primarily due to lower overall mortgage originations. We further note, that your operating revenue and income from operations for your Business and Information Services segment continued this trend and declined in the first nine months of 2011 compared to first nine months of 2010 as disclosed on page 33 of your Form 10-Q for the quarterly period ended September 30, 2011. Your disclosure on page 14 indicates that you used revenue growth rates, among other key assumptions, in your interim impairment testing. In light of the current decline in the housing market, particularly fewer mortgage originations, tell us how these trends impacted your assumptions related to revenue growth rates in your impairment analysis of your Business and Information Services reportable segment.

Note 14 – Litigation and Regulatory Contingencies, page 25

16.   If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an

estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Note 15 – Discontinued Operations, page 26

17.   We note that you have determined to close your marketing services business, as well as you are actively pursuing the sale of your consumer services, transportation services, and your wholly-owned appraisal management services businesses. Please provide us with your analysis used to determine if pro forma financial information should be provided in a Form 8-K related to these discontinued operations. Refer to Article 11 of Regulation S-X and Question 129.01 of our Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisition and Divestiture Activity, page 36

18.   We note your Form 8-K furnished on July 26, 2011, indicates that you entered into a definitive agreement under which Cognizant will acquire CoreLogic Global Services Private Limited. We further note your disclosure indicates that this transaction is expected to close in August 2011. It does not appear that you discuss this transaction in your Form 10-Q for the quarterly period ended September 30, 2011. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief